News Release

CIBC declares dividends

(Toronto, ON — August 25, 2004) — CIBC’s board of directors today declared a dividend of 60 cents per share on common shares for the quarter ending October 31, 2004, payable on October 28, 2004 to shareholders of record at the close of business on September 28, 2004.

Class A Preferred Shares

Other dividends per share for the quarter ending October 31, 2004, payable on October 28, 2004, to shareholders of record at the close of business on September 28, 2004, were declared as follows:

Series 18 – $0.343750

Series 19 – $0.309375

Series 20 – US$0.321875

Series 21 – $0.375000

Series 22 – US$0.390625

Series 23 – $0.331250

Series 24 – $0.375000

Series 25 – $0.375000

Series 26 – $0.359375

Series 27 – $0.350000

Series 28 – $0.199565(1)

(1)	Dividend for period from June 17, 2004 and ending October 31, 2004 inclusive.

Other dividends per share for the period from August 1, 2004 to October 29, 2004 inclusive, payable on October 28, 2004, to shareholders of record at the close of business on September 28, 2004, were declared as follows:

Series 16 – US$0.345448

Series 17 – $0.333220

For further information: Rob McLeod, Senior Director, Communications and Public Affairs, (416) 980-3714 or Kathryn A. Humber, Senior Vice-President of Investor Relations, (416) 980-3341.